FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    June 2008

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

INDEX

1.	Consolidated Financial Statements for the Three Months Ended April 30, 2008 and 2007

2.	Management's Discussion and Analysis for the Three Months Ended April 30, 2008 and 2007 as of June 23, 2008

3.	Certification of Interim Filings - CEO

4.	Certification of Interim Filings - CFO

2

EXHIBIT 1

BRAZAURO RESOURCES CORPORATION

Consolidated Financial Statements

(in Canadian dollars)

For the Three Months Ended April 30, 2008 and 2007

(Unaudited)

Reader’s Note: These interim consolidated financial statements for the three months ended April 30, 2008 of Brazauro Resources Corporation (“Brazauro” or the “Company”) have been prepared by management and have not been subject to review by the Company’s auditor.

Brazauro Resources Corporation
Consolidated Balance Sheets (Unaudited)

	April 30, 2008	January 31, 2008
	(In Canadian Dollars)
Assets
Current assets:
Cash and cash equivalents	$ 2,159,982	$ 4,638,137
Accounts receivable	3,086	8,652
Prepaid expenses	64,626	96,337
Total current assets	2,227,694	4,743,126
Property and equipment:
Mineral properties and deferred expenditures (Note 2)	26,730,041	25,872,047
Equipment	93,942	100,115
Accumulated depreciation	(79,935)	(81,172)
Total property and equipment	26,744,048	25,890,990
Other assets	5,955	5,911
Total assets	$ 28,977,697	$ 30,640,027

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$ 861,887	$ 641,638
Asset retirement obligations	96,546	95,838
Note payable, less unamortized discount of $52,940 ($1,163 at January 31, 2008) (Note 3)	956,260	1,000,637
Total current liabilities	1,914,693	1,738,113

Note payable, less unamortized discount of $69,383 at January 31, 2008 (Note 3)	-	932,417
	1,914,693	2,670,530

Shareholders’ equity:
Common share capital, no par value:
Authorized shares – unlimited
Issued and outstanding shares - 76,437,621	74,589,048	74,806,728
Contributed surplus	8,955,653	8,631,213
Deficit	(56,481,697)	(55,468,444)
Total shareholders’ equity	27,063,004	27,969,497
Total liabilities and shareholders’ equity	$ 28,977,697	$ 30,640,027

Approved on behalf of the Board of Directors. Director: “Mark E. Jones, III” Director: “Brian C. Irwin”
See accompanying notes.

Brazauro Resources Corporation Consolidated Statements of Operations (Unaudited) (In Canadian Dollars)
	Three Months Ended April 30,
	2008	2007
	(In Canadian Dollars)
Revenues:
Interest income	$ 13,272	$ 70,065

Expenses:
General and administrative (Note 6)	969,856	942,700
Finance charges	8,796	9,939
Write-down of mineral properties (Note 2)	20,922	13,927
Interest	25,049	36,545
Foreign exchange losses	1,902	330,170
	1,026,525	1,333,281
Net loss for the period	$ (1,013,253)	$ (1,263,216)

Basic and diluted net loss per share	$ (0.01)	$ (0.02)
Weighted-average number of shares outstanding	76,437,621	69,996,666
See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Shareholders' Equity (Unaudited)
(In Canadian Dollars)

	Common Shares Number Amount		Contributed Surplus	Deficit	Total Shareholders' Equity
Balance at January 31, 2007	53,259,288	$ 53,729,055	$ 8,176,729	$ (50,987,293)	$ 10,918,491
Issued for cash, net of share issue cost	9,253,333	7,906,430	-	-	7,906,430
Issued for property acquisition	13,850,000	13,146,552	-	-	13,146,552
Stock-based compensation	-	-	465,675	-	465,675
Issued on exercise of stock options	75,000	24,691	(11,191)	-	13,500
Net loss for the year	-	-	-	(4,481,151)	(4,481,151)
Balance at January 31, 2008	76,437,621	74,806,728	8,631,213	(55,468,444)	27,969,497
Share issue cost		(217,680)	217,680	-	-
Stock-based compensation	-	-	106,760	-	106,760
Net loss for the period	-	-	-	(1,013,253)	(1,013,253)
Balance at April 30, 2008	76,437,621	$ 74,589,048	$ 8,955,653	$ (56,481,697)	$ 27,063,004

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended April 30,
	2008	2007
	(In Canadian Dollars)
Operating activities
Net loss for the period	$ (1,013,253)	$ (1,263,216)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,936	6,695
Stock-based compensation	106,760	208,257
Write-down of mineral properties	20,922	13,927
Interest	18,054	36,545
Changes in non-cash operating working capital:
Accounts receivable	5,597	2,689
Prepaid expenses	32,134	5,696
Deferred stock issuance costs	-	58,250
Accounts payable and accrued liabilities	68,474	76,332
Net cash used in operating activities	(756,376)	(854,825)

Investing activities
Mineral property acquisition and exploration	(732,672)	(2,358,469)
Net cash used in investing activities	(732,672)	(2,358,469)

Financing activities
Proceeds from issuances of common shares	-	7,906,430
Repayment of note payable	(1,005,100)	-
Net cash (used in) provided by financing activities	(1,005,100)	7,906,430
Effect of exchange rate changes on cash	15,993	(158,416)
(Decrease) increase in cash and cash equivalents	(2,478,155)	4,534,720
Cash and cash equivalents, beginning of period	4,638,137	4,846,358
Cash and cash equivalents, end of period	$ 2,159,982	$ 9,381,078
See accompanying notes.
See Note 9 for supplemental cash flow disclosure and non-cash investing and financing activities.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

1. Basis of Presentation

Brazauro Resources Corporation ("the Company") is engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves. The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 20-F for the fiscal year ended January 31, 2008. The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.

In the opinion of management all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended April 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 2009.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company anticipates that cash and cash equivalents as of April 30, 2008 will not be sufficient to satisfy the Company’s cash needs for general and administrative expenses, to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects during the remaining three quarters of fiscal 2009. The Company has incurred operating losses and will require additional cash to meet its existing commitments and fund exploration activities during fiscal 2009. If continued financial support or additional financing is not available, there would be doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that may be required in the event that the Company is unable to realize its assets and settle its liabilities in the normal course of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

The nature of the Company's operations results in significant expenditures for the acquisition and exploration of properties. None of the Company’s properties have been proven to have economically recoverable reserves or proven reserves at the current stage of exploration. The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing to renew leases and continue exploration and development, and the discovery of recoverable reserves.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

2. Mineral Properties and Deferred Expenditures

The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company's rights to such mineral rights may not materialize and the exact boundaries of the Company's properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Brazil Properties

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as "optionors"). The option agreement entitled the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the "Tocantinzinho Properties") over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. As of April 30, 2008, the Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the "Underlying Agreements") totaling $1,600,000 (U.S.) over a four-year period. As of April 30, 2008, the Company has made all payments due under the Underlying Agreements.

In fiscal 2006, the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement, the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the "Extension Area") covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area. The Company is subject under DNPM regulations related to periodic renewal requirements for its exploration licenses, and certain of those exploration licenses’ initial three year terms expired during the first quarter of fiscal 2009. The Company has complied with the renewal requirements and expects to receive extensions of those licenses during the second quarter of fiscal 2009.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company's attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral ("DNPM") and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Jaguar Resources do Brasil Ltda., reached an agreement ("the Extension Area Agreement") with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Jaguar Resources

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

2. Mineral Properties and Deferred Expenditures (continued)

do Brasil Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon's subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

In December 2006, the Company was informed by the DNPM that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments is secured by the Cachambix shares. The Company made the payment of the first $1,000,000 (U.S.) in February 2008.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.). Upon issuance of the common shares, the Company and Talon entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company had the right to direct the voting of the shares issued to Talon except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company's assets. Further, the Company had the right to find purchasers for the shares if Talon wished to sell. The Voting Agreement terminated on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by Talon and its affiliates represent in the aggregate less than 10% of the then outstanding shares. In February 2007, the shares issued to Talon represented approximately 19.8% of the issued shares of the Company. Prior to the closing of the transaction, Talon did not own beneficially, directly or indirectly, any shares of the Company.

In September 2007, Talon sold 8,214,500 common shares of the Company to several third parties. After the sale, Talon holds 4,935,500 shares or approximately 6.5% of the outstanding shares. The Voting Agreement terminated when the holdings of Company common shares by Talon became less than 10% of the Company’s outstanding common shares. The Company and Talon entered into an agreement whereby Talon agreed that it will not sell any of its remaining common shares of the Company for six months without the prior consent of the Company.

The option agreement provides that the optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Since the application for the license subject to the option agreement covering the Extension Area (the eastern portion of the deposit) will not be successful due to the presence of a prior owner with mineral rights to that area (being Cachambix, now owned by the Company), the 3.5% NSR is not payable on the Extension Area. The Company estimates that approximately 60 to 65% of the deposit lies within the Extension Area.

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company has agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder's fee related to this 16,000 hectare property. As of April 30, 2008, the remaining commitment under this agreement is $65,000 (U.S.) to be paid during the year ended January 31, 2009. This additional property is not subject to the option agreement and

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

2. Mineral Properties and Deferred Expenditures (continued)

therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007. The Company has applied for a new exploration license.

Crepori Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company had an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years. During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results elected to terminate the option agreement in April 2008. Accordingly, the capitalized acquisition and exploration costs totaling $576,694 and $20,922 were written off in fiscal 2008 and 2009, respectively, and the Company has no further obligations under the option agreement.

Circulo/ Bom Jardim Property

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest from the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007.

Sucuri Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 5,400 hectare Sucuri Property, located in Pará State, approximately 390 kilometers from the city of Itaituba, the city nearest to the Company’s Tocantinzinho Properties. The Company had an option to earn 100% of the Sucuri Property by payment of a total of $1,000,000 (Brazilian Reals) over three years. The Company could terminate the option agreement at any time without further obligation. There are no production royalties in the option agreement.

In fiscal 2007, the Company reviewed its exploration results related to the Sucuri property and determined that exploration activities would be suspended during fiscal 2008. Accordingly, the capitalized exploration costs totaling $707,863 were written off in fiscal 2007. In fiscal 2008, after additional review of the viability of the property, the Company advised the optionor that the Company would release the Sucuri property and no further payments would be made under the agreement. The accumulated acquisition and exploration costs totaling $107,888 were written off in fiscal 2008.

Arkansas Properties

The Company maintained interests in several Arkansas Properties during the period from fiscal 1993 through fiscal 2003. In December 2002, based upon the cumulative exploration results obtained on the Arkansas Properties, the Company made the decision to cease operations in Arkansas.

The Company recorded a reserve for leasehold reclamation costs during the quarter ended April 30, 2003 of approximately $70,000, representing the estimated costs of the Company's obligation to restore the Arkansas properties to their original condition prior to lease expiration and to perform reclamation activities as required by Arkansas regulatory authorities. The reserve for leasehold reclamation was adjusted during the fourth quarter of fiscal 2004 to $142,554 representing the estimated net present value of the recognized asset retirement obligation at January 31, 2005 based on a total future liability of $150,000.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

2. Mineral Properties and Deferred Expenditures (continued)

Mineral properties and deferred expenditures were as follows:

	Balance at January 31, 2008	Additions	Impaired/ Write-Offs	Balance at January 31, 2008
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$ 20,479,634	$ 252	$ -	$ 20,479,886
Exploration costs:
Drilling	2,484,341	515,708	-	3,000,049
Field expenses	1,919,018	269,457	-	2,188,475
Geological	620,282	54,474	-	674,756
Assay	332,001	18,103	-	350,104
Total exploration costs	5,355,642	857,742	-	6,213,384
Total Tocantinzinho Properties	25,835,276	857,994	-	26,693,270

Crepori Property:
Acquisition costs	-	-	-	-
Exploration costs:
Drilling	-	-	-	-
Field expenses	-	13,086	(13,086)	-
Geological	-	-	-	-
Assay	-	7,836	(7,836)	-
Total exploration costs	-	20,922	(20,922)	-
Total Crepori Property	-	20,922	(20,922)	-

Circulo/ Bom Jardim Property:
Acquisition costs	34,730	-	-	34,730
Exploration costs	1,349	-	-	1,349
Total Circulo/ Bom Jardim Property	36,079	-	-	36,079

Other:
Acquisition costs	692	-	-	692
Total acquisition costs	20,515,056	252	-	20,515,308
Total exploration costs	5,356,991	878,664	(20,922)	6,214,733
Total costs	$ 25,872,047	$ 878,916	$ (20,922)	$ 26,730,041

3. Notes Payable

As discussed in Note 2, in February 2007, the Company entered into an agreement to purchase the shares of Cachambix. The agreement provides for two payments of $1,000,000 (U.S.) each, to be paid in February 2008 and 2009, to the former shareholders of Cachambix. The Company paid the first payment of $1,000,000 (U.S.) in February 2008. The liabilities due under the Cachambix agreement have been recorded as notes payable as follows (all amounts are in Canadian dollars unless otherwise indicated):

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

3. Notes Payable (continued)

	April 30, 2008	January 31, 2008
Note payable, current, $1,000,000 (U.S.) face amount, non-interest bearing	$1,009,200	1,001,800
Less unamortized discount based on imputed interest rate of 7.6%	$(52,940)	$(1,163)
Note payable, less unamortized discount	$956,260	1,000,637
Note payable, long-term, $1,000,000 (U.S.) face amount, non-interest bearing	$-	$1,001,800
Less unamortized discount based on imputed interest rate of 7.6%	$-	$(69,383)
Note payable, long-term, less unamortized discount	$-	$932,417

4. Share Capital

During the first quarter of fiscal 2008 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960 plus additional share issuance costs totaling $48,610. Each unit consists of one common share and one half of one share purchase warrant. As issued each of the 4,626,666 whole warrants entitled the holder to purchase one additional share of the Company at $1.60 until March 2008.

In the first quarter of fiscal 2009, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25. The fair value of the 4,626,666 amended warrants of $217,680 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%; expected volatility, 77%; risk-free interest rate, 3%; expected life of warrant, approximately 1 year.

In the first quarter of fiscal 2009, a total of 300,000 options were granted to a consultant with an exercise price of $0.51 and an expiration date of February 15, 2013. As of April 30, 2008, the Company had a total of 9,207,500 common stock options outstanding at prices ranging from $0.40 to $2.00 with expiration dates from October 2008 to February 2013.

Subsequent to April 30, 2008, the Company received approval to reduce the exercise price of a total of 650,000 options to $0.57 from a range of exercise prices of $0.85 to $0.86. The reduction in exercise price on 550,000 of the options is subject to shareholder approval as the options are held by an officer of the Company.

5. Contingencies

Except as described below, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject. A legal action was filed against the Company in the Supreme Court of British Columbia, Canada, in August 1996 by James M. Cairns relating to a claim by Mr. Cairns for the failure of the company to make a timely release of escrow shares.  The Company believes it has meritorious defenses to such claim.  No proceedings in the action in British Columbia have been taken by the plaintiff since March 30, 2000 and the company has instructed counsel to have the action dismissed for lack of prosecution.  However, the Company cannot provide any assurances that it will be successful, in whole or in part, with respect to its proceedings.  The outcome of this action is not determinable and no loss provision has been recorded in the financial statements for this item.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

6. General and Administrative Expenses

General and administrative expenses consisted of the following:

	Three Months Ended April 30,
	2008	2007
Consulting fees	$ 65,852	$ 237,363
Depreciation	4,936	6,695
Entertainment	32,289	8,759
Insurance	6,905	8,361
Office	43,112	46,593
Professional fees	106,250	74,258
Rent	11,153	10,116
Repairs and maintenance	5,886	2,425
Salaries	306,106	423,321
Shareholder relations	298,852	80,076
Travel	88,515	44,733
Total	$ 969,856	$ 942,700

7. Stock Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three months ended April 30, 2008 and 2007:

	Three Months Ended April 30,
	2008	2007
Consulting	$ 20,775	$ 117,912
Salaries	85,985	90,345
	$ 106,760	$ 208,257

These amounts have also been recorded as contributed surplus on the balance sheet.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended April 30,
	2008	2007
Expected dividend yield	0%	0%
Expected volatility	72%	70%
Risk-free interest rate	3.12%	4.03%
Expected life	3.5 years	2.5 years
Weighted average fair value of options granted	$ 0.28	$ 0.39

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

8. Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP. The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

Mineral Properties and Deferred Expenditures

Under Canadian GAAP, companies have the option to defer mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off. Under United States GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under United States GAAP, all exploration costs incurred are expensed.

The significant differences in the consolidated statements of loss relative to US GAAP were:

	Three months ended April 30
	2008	2007
Net loss in accordance with Canadian GAAP	$(1,013,253)	$(1,263,216)
Deduct:
Deferred exploration expenditures capitalized during the period	(857,742)	(812,671)
Net loss in accordance with United States GAAP	$(1,870,995)	$(2,075,887)

Basic and diluted net loss per share (United States GAAP)	$(0.02)	$(0.03)

Weighted average shares outstanding (United States GAAP)	76,437,621	69,996,666

The significant differences in the consolidated balance sheet relative to US GAAP were:

	April 30,	January 31,
	2008	2008

Shareholders’ equity – Canadian GAAP	$27,063,004	$27,969,497
Deferred exploration expenditures	(6,214,733)	(5,356,991)

Shareholders’ equity – United States GAAP	$20,848,271	$22,612,506

Mineral properties and deferred exploration expenditures – Canadian GAAP	$26,730,041	$25,872,047
Deferred exploration expenditures expensed per United States GAAP	(6,214,733)	(5,356,991)
Acquisition costs of mineral properties – United States GAAP	$20,515,308	$20,515,056

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

8. Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

The significant differences in the consolidated statement of cash flows relative to US GAAP were:

	Three months ended April 30,
	2008	2007
Net cash used in operations
Canadian GAAP	$ (756,376)	$ (854,825)
Deferred exploration expenditures	(878,664)	(812,671)
US GAAP	(1,635,040)	(1,667,496)

Net cash provided by (used in) investing activities
Canadian GAAP	(732,672)	(2,358,469)
Deferred exploration expenditures	878,664	812,671
US GAAP	145,992	(1,545,798)
Net cash (used in) provided by financing activities
Canadian GAAP and U.S. GAAP	(1,005,100)	7,906,430

9. Supplemental Cash Flow and Non-Cash Investing and Financing Disclosure

Three months ended April 30,
	2008	2007
Supplemental cash flow disclosure:
Interest paid in cash	$ -	$ -
Income taxes paid	-	-

Non-cash investing activities:
Shares and notes payable issued for mineral properties	$ -	$ 15,338,257

10. Subsequent Event

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company will acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. The Company will issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to the third party will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48). The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which is anticipated to be executed within two months of the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by the third party of the corporate structure within which the

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

April 30, 2008 and 2007

10. Subsequent Event (continued)

Bom Jardim Property is presently held. On closing, the Company will acquire the subsidiary of the third party that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property will be held in exchange for the Company shares.

The third party will have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If the third party elects not to back-in, the third party will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If the third party acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter, the parties will contribute proportionately to further expenses. The Company will have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Property into production, in which case the third party’s interest will be increased to 75%.

EXHIBIT 2

BRAZAURO RESOURCES CORPORATION

Management’s Discussion & Analysis

For the Three Months Ended April 30, 2008 and 2007

As of June 23, 2008

The following discussion of the results of operations of Brazauro Resources Corporation for the three months ended April 30, 2008 and 2007 should be read in conjunction with the management-prepared consolidated financial statements and notes thereto for the periods ended April 30, 2008 and 2007 for Brazauro Resources Corporation (“the Company”) and with the consolidated financial statements and notes thereto for the years ended January 31, 2008, 2007 and 2006. The consolidated financial statements referred to above are available for review under the Company’s profile at www.sedar.com.

Forward-Looking Statements

Certain statements in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success (or lack thereof) with respect to the Company’s exploration and development operations on its properties; the Company’s ability to raise capital and the terms thereof; the acquisition of additional mineral properties; changes in business strategy or development plans; exploration and other property writedowns; the continuity, experience and quality of the Company’s management; changes in or failure to comply with government regulations or the lack of government authorization to continue certain projects; the outcome of litigation matters, and other factors referenced from time to time in the Company’s filings with securities regulators. The use in the following Management’s Discussion and Analysis of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of any of its exploration properties.

A. Business Overview and Summary

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential. The Company has been focusing on its properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Company’s current properties are in the exploration stage and have not been proven to be commercially developable to date. The Company's existing properties are gold prospects in Brazil which were acquired between fiscal years 2004 and 2008. The Company defers and capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties. When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off. The net capitalized cost of each mineral property is periodically compared to management's estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

The Tapajós Gold District has a rich history of alluvial gold production. During the 1970’s and 1980’s, the Tapajós area annually produced approximately 30% to 40% of Brazil’s total gold output. Geologically, the Tapajós region is situated within the gold-productive, Archaean to Middle Proterozoic-aged Brazilian Shield that extends from Brazil through Guyana and into Venezuela. In the immediate area of the Company’s projects, granitic basement rocks are intruded by subvolcanic andesitic and rhyolitic bodies, all of lower Proterozoic age. The widespread alluvial gold deposits point to the area’s strong bedrock exploration potential.

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The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral ("DNPM"). The Company’s holds exploration licenses or applications for exploration licenses granted by the DNPM for the Tocantinzinho and the Circulo Properties. Certain of the licenses for the Tocantinzinho Property are subject to periodic requirements for renewal, and the Company anticipates receiving the renewals in the 2009 fiscal year.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances.

B. Results of Operations

The Company’s mineral properties and deferred expenditures increased to $26,730,041 at April 30, 2008 from $25,872,047 at January 31, 2008 as a result of exploration costs totaling approximately $860,000 related to the activities on the Company’s Tocantinzinho properties. As of April 30, 2008, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $26,693,270.

The Company completed a diamond drill program consisting of twenty holes (approximately 4000 meters) at the Tocantinzinho Properties during fiscal 2005 in which 19 of 20 holes encountered mineralization. The Company completed a follow-up fourteen-hole Phase III drilling program at the Tocantinzinho Properties in fiscal 2006. In fiscal 2007, the Company completed the Phase IV diamond drilling campaign, consisting of twelve core holes for a total of 3,022 meters, at the Tocantinzinho Properties.

In December 2006, the Company received a NI 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties. The Company commenced an 18-hole drilling campaign at the Tocantinzinho Properties in the first quarter of fiscal 2008 which was completed in the second quarter of fiscal 2008. Bulk flotation and cyanidation tests were conducted on ore from the Tocantinzinho Properties during August 2007. Additionally, the Company commissioned an independent, preliminary scoping study at the Tocantinzinho Properties, and results from the study were released in the third fiscal quarter of 2008. In the fourth quarter of fiscal 2008, the Company commissioned and received an additional preliminary scoping study at the Tocantinzinho Properties, and results from that study were released in December 2007.

During the quarter ended April 30, 2008, the Company began a 7,500 meter core drilling campaign on the Tocantinzinho Property that is designed to upgrade inferred resources to the indicated catagory and to probe deeper into the mineralized zone with a view to increasing the total resources down to the level of 300 meters below surface. Results of the first four drill holes were released in May 2008.

The Company’s mineral properties and deferred expenditures increased to $23,923,892 at April 30, 2007 from $6,368,126 at January 31, 2007 as a result of acquisition costs totaling $16,757,022 and exploration costs totaling $812,671 related to the activities on the Company’s Brazilian Properties, less the write-off of the exploration costs related to the Sucuri Property of $13,927. The acquisition costs related to the Tocantinzinho Properties for the first quarter of fiscal 2008 totaled $16,745,701 and are primarily related to the transactions described in the following paragraph.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. ("RH 2004", a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. ("EIMB", a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. ("Cachambix", a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, due in February 2008 and 2009. During April 2007 the Company made the final option payment of $150,000 (U.S.) and 700,000 common shares of the Company due under the Option Agreement to acquire the Tocantinzinho Properties dated August 2003.

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The Company has not received any revenues from mining operations since inception. During the three months ended April 30, 2008 and 2007, the Company's revenues were comprised primarily of interest income on proceeds received from prior financings. Interest revenue decreased from approximately $70,000 for the quarter ending April 30, 2007 to approximately $13,000 for the quarter ended April 30, 2008 as a result of the decrease in the Company’s cash and cash equivalents. During March 2007, the Company received proceeds of approximately $8,300,000 related to a private placement discussed in “C. Financial Condition; Liquidity and Capital Resources” below, and those proceeds have been used to fund the Company’s exploration and general and administrative expenses through April 30, 2008.

General and administrative expenses totaled approximately $970,000 during the first quarter of fiscal 2009 as compared to approximately $943,000 during the first quarter of fiscal 2008, representing an increase of approximately $27,000 or 3%. Included in general and administrative expenses during the first quarters of fiscal 2009 and 2008 were approximately $107,000 and $208,000, respectively, of stock compensation expense recorded using the fair value method. The Company’s common stock options vest over a period of 18 months, with 25% of the common stock options vesting upon the date of issuance and 12.5% of the common stock options vesting each quarter thereafter. The decrease in the stock compensation expense from the first quarter of fiscal 2008 to the first quarter of fiscal 2009 is due to the decrease in the numbers of options issued over the past three fiscal years. A total of 4,100,000, 250,000 and 1,900,000 options were granted in fiscal 2006, 2007, and 2008, respectively, and as the options issued in fiscal 2006 became fully vested in fiscal 2007, a significant decrease in stock compensation expense resulted. A total of 300,000 options have been issued to date in fiscal 2009.

After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $863,000 and $734,000 for the quarters ended April 30, 2008 and 2007, respectively, which represents an increase of 18%. The increase was primarily due to a promotional campaign to investors conducted during the first quarter of fiscal 2009 costing approximately $250,000, offset by bonuses granted in the first quarter of fiscal 2008 to directors, officers, employees and consultants of approximately $167,000.

The Company anticipates that general and administrative expenses during the remaining three quarters of fiscal 2009 will increase from the level experienced in the first quarter of fiscal 2009 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties.

Selected Quarterly Financial Information

For the three months ended	Net Revenues	Net Loss	Basic and Diluted Net Loss Per Share
	(In Canadian dollars)
	(000's except for net loss per common share data)
July 31, 2006	76	(1,204)	(0.02)
October 31, 2006	60	(1,167)	(0.02)
January 31, 2007	49	(1,415)	(0.03)
April 30, 2007	70	(1,263)	(0.02)
July 31, 2007	93	(859)	(0.01)
October 31, 2007	70	(1,091)	(0.01)
January 31, 2008	45	(1,268)	(0.02)
April 30, 2008	13	(1,013)	(0.01)

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company's business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders' Equity and the Consolidated Statements of Cash Flows except for the deferral and capitalization of mineral

3

properties and deferred expenditures as discussed in Note 8 to the Notes to Consolidated Financial Statements.

Fluctuations in Foreign Currency Exchange Rates.

The Company raises its equity in Canadian dollars and its exploration expenditures are generally denominated in United States dollars. As a result, the Company’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount of exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Impact of Inflation.

As the Company is not anticipating recording sales and revenues from operations in the short term, a discussion of the effect of inflation and changing prices on its operations is not relevant.

Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be adversely impacted.

The Company’s business plan to acquire additional exploration prospects, continue exploration activities on its current projects, and, if warranted, undertake development and mining operations, is subject to numerous risks and uncertainties, including the following:

Lack of Proven Properties and Development Funds. At this point, all of the Company's exploration prospects and property interests (collectively the "Properties") are gold prospects in Brazil, and the Company has no income from operations. While the Company has sufficient funds to complete the exploration phase underway during the first two quarters of fiscal 2009 ending July 31, 2008, additional funds will be necessary in order for the Company to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects. Certain of the Company's planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.

Limited Exploration Prospects. The Company's existing properties are all gold prospects in Brazil. Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets. The Company's operations could be significantly affected by changes in the market price of gold, as the economic viability of the Company's projects is heavily dependent upon the market price of gold. Additionally, the Company's projects are subject to the laws of Brazil and can be negatively impacted by the existing laws and regulations of that country, as they apply to mineral exploration, land ownership, royalty interests and taxation, and by any potential changes of such laws and regulations.

Title to Properties. The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company's rights to such mineral rights may not materialize and the exact boundaries of the Company's properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

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Environmental Laws. The exploration programs conducted by the Company are subject to national, state and/or local regulations regarding environmental considerations in the jurisdiction where they are located. Most operations involving exploration or production activities are subject to existing laws and regulations relating to exploration and mining procedures, reclamation, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations. However, at this time, the Company is exploring its Properties and does not anticipate preparing environmental impact statements or assessments until such time as the Company believes one or more of its Properties will prove to be commercially feasible.

Exploration and Development Risks. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company has prepared a preliminary economic assessment of one of the Company’s properties, the Tocantinzinho Property. The remaining property is an early stage exploration prospect and the Company has formed no estimate of a potential ore body. The grade of any ore ultimately mined may differ from that indicated by drilling results. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation. Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Competition. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Political Risk. Properties in which the Company has an interest are located in the Amazon basin in Brazil, which may be of particular interest or sensitivity to one or more interest groups. Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as business laws, environmental laws, native land claims entitlements or procedures and mineral rights and mining laws, affecting the Company’s business in that area. Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in such areas.

Potential Dilution to Existing Shareholders. The Company will require additional financing in order to complete full exploration of its mineral properties.  The Company anticipates that it will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

Insurance Coverage. Mineral exploration is subject to risks of human injury, environmental and legal liability and loss of assets. The Company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or, in some cases, insurance may not be available for certain risks. Occurrence of events for which we are not insured could have a material adverse effect on the Company's financial position or results of operations.

Key Executives. The Company is dependent on the services of key executives, including its Chairman, Mark E. Jones, III, its Director and retired President, Leendert G. Krol, and its Vice President of Exploration, Elton L. S. Pereira. Each of the above individuals has many years of background in the

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mining industry. The Company may not be able to replace that experience and knowledge with other individuals.

C. Financial Condition; Liquidity and Capital Resources.

As of April 30, 2008, the Company had working capital of $313,001 as compared to working capital of $3,005,013 at January 31, 2008. At April 30, 2008, the Company had current assets of $2,227,694, including $2,159,982 in cash and $67,712 in other current assets compared to total current liabilities of $1,914,693. Included in current liabilities is a note payable of $956,260 with a due date of February 6, 2009.

In March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,327,999. The Company paid a brokerage commission on the placement of $372,960. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $1.60 for one year. In the quarter ended April 30, 2008, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

The Company has no properties that have proven to be commercially developable and has no significant revenues from mining operations. The rights and interests in the Tocantinzinho and Circulo Properties in Brazil constitute the Company's current mineral holdings. While the Company has sufficient funds to complete the exploration phase underway during the first two quarters of fiscal 2009 ending July 31, 2008, additional funds will be necessary in order for the Company to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects. Certain of the Company's planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company. The Company may seek additional equity financing during fiscal 2009, including the potential exercise of outstanding options and warrants. The inability of the Company to raise further equity financing could adversely affect the Company's business plan, including its ability to acquire additional properties and perform exploration activities on existing properties. If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts. Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

D. Trend Information

The cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company’s liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its Properties.

E. Off-Balance Sheet Arrangements.

As of June 23, 2008, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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F. Contractual Obligations

The Company's long-term debt and operating lease obligations as of April 30, 2008 were as follows (in U.S. dollars):

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-term Debt	$ 948,000	$ 948,000	$ -	$ -	$ -
Operating Lease Obligations -Mineral Properties	81,000	81,000	-	-	-
Total Contractual Obligations	$ 1,029,000	$ 1,029,000	$ -	$ -	$ -

The long-term debt represents the discounted value of the remaining payment due under the agreement to acquire the common shares of Cachambix described in “B. Results of Operations” above. The obligation of $1,000,000 (U.S.) is due in February 2009 and is recorded on the consolidated balance sheet of the Company as a note payable less unamortized discount based on an imputed interest rate of 7.6%.

G. Related Parties

During the first quarters of fiscal 2009 and 2008, a director was paid consulting fees of $30,000 and $77,895, respectively, for advisory services to the Company.

H. Proposed Transaction

On May 9, 2008, the Company and Gold Fields Holdings Company BVI Ltd. ("Gold Fields") entered into a letter of intent (“the LOI”) whereby the Company will acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. The Company will issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to Gold Fields will be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48). The parties have agreed to negotiate a definitive agreement governing the terms of the transaction in detail which is anticipated to be executed within two months of the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition is conditional on the completion of the reorganization by Gold Fields of the corporate structure within which the Bom Jardim Property is presently held. On closing, the Company will acquire the subsidiary of Gold Fields that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property will be held in exchange for the Company shares.

Gold Fields will have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If Gold Fields elects not to back-in, Gold Fields will be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If Gold Fields acquires the 60% interest, it will have the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter the parties will contribute proportionately to further expenses. The Company will have the option to request Gold Fields to lend to the Company sufficient funds to meet

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the Company’s share of the cost of placing the Property into production, in which case Gold Fields’ interest will be increased to 75%.

I. Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Mineral Properties and Deferred Expenditures

Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by related sundry income, to be amortized over the recoverable mineral reserves if a property is commercially developed. When an area is disproved or abandoned, capitalized expenditures are written down to net realizable value. The Company recorded write-downs totaling approximately $21,000 and $14,000 during the quarters ended April 30, 2008 and 2007, respectively.

Long-Lived Assets

Long-lived assets include mineral properties and deferred expenditures and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Income Taxes

The Company files a separate Canadian income tax return. The Company's United States subsidiaries file a consolidated United States income tax return. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Stock Based Compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted after February 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model. The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended April 30,
	2008	2007
Expected dividend yield	0%	0%
Expected volatility	72%	70%
Risk-free interest rate	3.12%	4.03%
Expected life	3.5 years	2.5 years
Weighted average fair value of options granted	$ 0.28	$ 0.39

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three months ended April 30, 2008 and 2007:

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	Three Months Ended April 30,
	2008	2007
Consulting	$ 20,775	$ 117,912
Salaries	85,985	90,345
	$ 106,760	$ 208,257

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

J. Recent Accounting Pronouncements

Recent Accounting Pronouncements in Canada

•	Accounting Changes

Effective February 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1506, Accounting Changes. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

•	Capital Disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. This new section will be effective for the Company beginning February 1, 2008. The Company does not expect the impact of the adoption of this new section on the financial statements to be significant.

•	Goodwill and Intangible Assets

On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064 is applicable to the Company commencing October 1, 2008 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company is currently evaluating the effects of adopting these standards.

Recent Accounting Pronouncements in the United States

•

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141(R) “Business Combinations (revised 2007). This statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective for business combinations which would take place in the Company’s fiscal year beginning February 1, 2009. The Company has not yet determined the impact, if any, of adopting Statement No. 141(R) on its consolidated financial statements.

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•

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160 “Noncontrolling Interests in Consolidated Financial Statements”. This statement establishes guidance in accounting for non-controlling interest in a subsidiary and in deconsolidation of a subsidiary. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting Statement No. 160 but does not expect that it will have a material effect on the consolidated financial statements.

•

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161“Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This statement requires enhanced disclosures about an entity’s derivative and hedging activities. Statement No. 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting Statement No. 161 but does not expect that it will have a material effect on the consolidated financial statements.

K. Disclosure of Outstanding Share Data

As of June 23, 2008, the Company has issued and outstanding a total of 76,437,621 common shares. Additionally, a total of 4,626,666 warrants to purchase common shares at an exercise price of $1.25 per share and an expiry date of March 22, 2009 were outstanding as of June 23, 2008.

Equity Compensation Plan Information as of June 23, 2008
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,207,500	$1.15	3,595,357
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	9,207,500	$1.15	3,595,357

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. The options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years. Options are issued at the discretion of the Board of Directors.

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EXHIBIT 3

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Mark E. Jones, III, Chief Executive Officer of Brazauro Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Brazauro Resources Corporation (the issuer) for the interim period ending April 30, 2008.
2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 30, 2008

/s/ Mark E. Jones, III

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)            controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)           a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

EXHIBIT 4

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Brian C. Irwin, Chief Financial Officer of Brazauro Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Brazauro Resources Corporation (the issuer) for the interim period ending April 30, 2008.
2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 30, 2008

/s/ Brian C. Irwin

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)            controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)           a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.